Exhibit 99.114

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2 Date of Material Change

May 5, 2021

Item 3 News Release

The press release attached as Schedule “A” was released on May 5, 2021.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michelamar@me.com

Item 9 Date of Report

May 10, 2021

SCHEDULE “A”

DIGIHOST ANNOUNCES 309 BITCOINS HELD AT THE END OF APRIL 2021

Toronto, ON – May 5, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has increased its mined Bitcoin (“BTC”) holdings during the month of April 2021 by 37.50 BTC, bringing the Company’s total balance to 309 BTC held. The total BTC balance also includes approximately 13 BTC received as proceeds for the sale of older generation unutilized miners. Based on an approximate current BTC price of US$55,000, the total value of BTC in the Company’s possession is US$16,995,000. During the first four months of 2021, Digihost mined a total of 142.76 BTC, broken down by month as follows:

January 2021	33.70 BTC
February 2021	35.02 BTC
March 2021	36.54 BTC
April 2021	37.50 BTC

At the end of April 2021, the Company was mining BTC at a hashrate of approximately 200PH and at an all-in cost of approximately US$12,000 per BTC for the month of April.

Michel Amar, the Company’s CEO, stated: “We are extremely pleased to report that Digihost has consistently increased the rate of Bitcoin output month-over-month through increasing hashrates and operational efficiencies. We look forward to further increasing the Company’s hashrate during the month of May, once all 700 BTC miners that were acquired in the month of March are fully deployed. Having recently raised a significant amount of capital, combined with our inventory of 309 Bitcoins, Digihost has the liquidity to allow us to capitalize on opportunities and execute on our 2021 plans that will significantly expand our Bitcoin mining operations through the acquisition of new miners and the continued growth of Digihost’s hashing capabilities, thereby creating increased value for our shareholders.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.